Delisting Determination,The Nasdaq Stock Market, LLC,
December 7, 2017, Atlantic Alliance Partnership Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Atlantic Alliance Partnership Corp. (the Company), effective at the opening of the trading session on December 18, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3). The Company was notified of the Staffs determination on September 26, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 5, 2017.